UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

Global Clean Energy Holdings, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

378989107

(CUSIP Number)

March 16, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. Michael Zilkha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	34,285,000 (1)

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	34,285,000 (1)

	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 34,285,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.21%

12.	TYPE OF REPORTING PERSON IN

(1) The securities reported include (i) 23,890,000 of the Issuer’s common stock; (ii) currently exercisable warrants to purchase 945,000 shares of the Issuer’s common stock; and (iii) 9,450,000 shares of the Issuer’s common stock issuable upon conversion of an outstanding convertible promissory note.

Item 1(a).  Name of Issuer.

The name of the issuer is Global Clean Energy Holdings, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 100 W. Broadway, Suite 650, Long Beach California 90802.

Item 2(a).  Name of Person Filing.

Michael Zilkha

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of each of Mr. Zilkha is 1001 McKinney, Suite 1900, Houston TX 77002.

Item 2(c).  Citizenship.

Mr. Zilkha is a U.S. Citizen.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, no par value per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 378989107.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)       ☐        Broker or dealer registered under Section 15 of the Act

(b)       ☐        Bank as defined in Section 3(a)(6) of the Act

(c)       ☐        Insurance Company as defined in Section 3(a)(19) of the Act

(d)       ☐        Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)       ☐        Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)        ☐        Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)       ☐        Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)       ☐        Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

Prior to the transactions reported herein, Mr. Zilkha was the record owner of (i) 22,600,000 shares of the Issuer’s Common Stock; and (ii) currently exercisable warrants (“Warrants”) to purchase 945,000 shares of the Issuer’s Common Stock.

On March 16, 2010, the Issuer issued to Mr. Zilkha a convertible promissory note in the principal amount of $283,500 (the “Note”).  The terms of the Note provide that it may be converted into shares of the Issuer’s common stock at any time following the first anniversary of its issuance at a conversion price of $0.03 per share. The Note has not been converted at this time, but as of March 16, 2011, the Note is convertible at Mr. Zilkha’s option into 9,45,000 shares of the Issuer’s common stock based on a conversion price of $0.03.

Accordingly, as of March 16, 2011, Mr. Zilkha was the beneficial owner of (i) 23,890,000 shares of the Issuer’s Common Stock; (ii) 945,000 shares of the Issuer’s Common Stock issuable upon exercise of the Warrants; and (iii) 9,450,000 shares of the Issuer’s Common Stock issuable upon conversion of the Note.

As of the same date, the Issuer had an aggregate of 270,464,478 shares of its Common Stock outstanding.  As a result, as of such date, Mr. Zilkha owned approximately 12.21% of the Issuer’s Common Stock outstanding, inclusive of the shares of Common Stock issuable upon exercise of the Warrants and conversion of the Note.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2011 MICHAEL ZILKHA By: /S/ MICHAEL ZILKHA Michael Zilkha